

16012801

N

SEC Processing Section

MAR 01 2016

Washington DC 418

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Clark Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

706 Green Valley Road, Suite 500
(No. and Street)

Greensboro	NC	27408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Fehr — (407) 333-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name – *if individual, state last, first, middle name*)

2001 N. Main Street, Suite 360	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Fehr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clark Securities, Inc. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen J. Fehr

Signature

FINANCIAL + OPERATIONS PRINCIPAL

Title

Mary Jo Green

Notary Public



MARY JO GREEN
Notary Public - State of Florida
My Comm. Expires Oct 10, 2018
Commission # FF 132171

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flow.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SECURITIES, INC.

CONTENTS



BURR PILGER MAYER

2001 North Main Street, Suite 360, Walnut Creek, CA 94596
Phone 925.296.1040 Fax 925.296.1099 Email bpm@bpmcpa.com Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Clark Securities, Inc.

We have audited the accompanying statement of financial condition of Clark Securities, Inc. (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clark Securities, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

Walnut Creek, California
February 29, 2016

CLARK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

(Dollars in thousands, except for share data)

ASSETS

Cash	$	3,318
Commissions receivable, net of allowance		471
Prepaid expenses and other assets		49
Total assets	$	3,838

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable	$	193
Income tax payable - related party		223
Accounts payable and other accrued expenses		95
Total liabilities		511
Commitments and contingencies (Note 5)		
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized and issued		15
Additional paid-in capital		1,120
Retained earnings		2,192
Total stockholder's equity		3,327
Total liabilities and stockholder's equity	$	3,838

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Clark Securities, Inc. (the "Company") is engaged in a single line of business as a securities broker-dealer focusing on the renewal of variable life insurance, mutual funds, and variable annuity contracts principally to large U.S. corporations. In December 2010, the Company announced the decision to discontinue sales to new customers and focus on customer renewals. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Prior to September 1, 2015, the Company was a wholly owned subsidiary of Clark Consulting, LLC ("Clark Consulting" or the "Parent"), a limited liability company. Clark Consulting is a wholly owned subsidiary of AUSA Holding Company ("AUSA"), an indirect wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law.

On September 1, 2015, Newport Group Holdings I, Inc. ("NGH"), which was formed by an outside investor group for the sole purpose of the acquisition, acquired 100% of the common stock of the Company. The election to push down the accounting from the transaction when a change-in-control event occurs is optional under guidance issued in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 805, *Business Combinations*. The Company has elected not to apply pushdown accounting in the accompanying financial statements.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes interest-earning deposits, and are held at financial institutions that may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash balances held in these financial institutions.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rate. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred income tax expense or credit represents the change during the period in the deferred tax assets and liabilities. The components of the deferred tax asset and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets and liabilities are immaterial as of and for the year ended December 31, 2015.

Continued

(Dollars in thousands)

1. **Summary of Significant Accounting Policies**, continued

Commissions Receivable

Receivables are primarily for commissions. Receivables are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. At December 31, 2015, in the opinion of management, no allowance for doubtful accounts was deemed necessary.

Recently Issued Accounting Pronouncement

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is not permitted. The updated standard becomes effective for the Company in the first quarter of fiscal year 2018. The Company is currently evaluating the effect that the provisions of ASU 2014-09 will have on the Company's financial statements.

2. **Income Taxes**

The Company files consolidated federal and state tax returns (where applicable) with its Parent and NGH. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the Parent tax sharing agreement are settled through capital contributions or distributions to the Parent. Prior to the acquisition of the Company by NGH, a capital contribution of approximately $235 was provided to the Company.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2015. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

3. **Related Party Transactions**

The Company received approximately $235 of capital contribution as part of the tax sharing agreement from AUSA during 2015.

Continued

(Dollars in thousands)

4. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2015, the Company had net capital of $2,922, which was $2,888 in excess of its required net capital of $34. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1 in 2015.

5. Commitments and Contingencies

From time to time, the Company is involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion, the legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

6. Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through February 29, 2016, the date which this financial statement was issued. Nothing has occurred outside normal operations since that required recognition or disclosure in this financial statement other than the items noted below.

On February 18, 2016, a capital distribution of $2,000 was declared by the Board of Directors and distributed to the stockholder of the Company on February 21, 2016.

SUPPLEMENTAL REPORT



BURR PILGER MAYER

2001 North Main Street, Suite 360, Walnut Creek, CA 94596
Phone 925.296.1040 Fax 925.296.1099 Email bpm@bpmcpa.com Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Clark Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Assertion on Exemption SEC Rule 15c3-3(k), in which (1) Clark Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that Clark Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Burr Pilger Mayer, Inc.

Walnut Creek, California
February 29, 2016

ACCOUNTANTS & CONSULTANTS

MANAGEMENT'S ASSERTION ON EXEMPTION SEC RULE 15c3-3(k)

February 29, 2016

Clark Securities, Inc.
706 Green Valley Road, Suite 500
Greensboro, NC 27408

To Burr Pilger Mayer, Inc.:

Clark Securities, Inc. (the "Company") is exempt from the requirements of SEC Rule 15c3-3(k) under the provisions of paragraph (2)(i) thereunder. The Company has met the requirements of the provisions of paragraph (2)(i), without exception, since it commenced operations, including during the entirety of the fiscal year ended December 31, 2015.

Sincerely,



Stephen J. Fehr, Financial and Operations Principal